CUSIP No. 06643P104	Page 1 of 11 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

BANKFINANCIAL CORPORATION
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

06643P104
(CUSIP Number)

Mr. John W. Palmer
PL Capital Advisors, LLC
750 Eleventh Street South
Suite 202
Naples, FL 34102
(630) 848-1340
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to-

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Lardner LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

              February 26, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 06643P104	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 975,189
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 975,189
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 975,1899
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 06643P104	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,360
	8	SHARED VOTING POWER 975,189
	9	SOLE DISPOSITIVE POWER 9,360
	10	SHARED DISPOSITIVE POWER 975,189
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 984,549
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 06643P104	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000
	8	SHARED VOTING POWER 975,189
	9	SOLE DISPOSITIVE POWER 3,000
	10	SHARED DISPOSITIVE POWER 975,189
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 978,189
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 06643P104	Page 5 of 11 Pages

Item 1.	Security and Issuer
This amended and restated Schedule 13D (this "Schedule 13D") relates to the common stock, $0.01 par value ("Common Stock"), of BankFinancial Corporation (the "Company" or "BankFinancial").  The initial Schedule 13D, dated February 5, 2013, was filed with the Securities and Exchange Commission (the "SEC") on February 14, 2013 (the "Initial Schedule 13D").  The address of the principal executive offices of the Company is 15W060 North Frontage Road, Burr Ridge, IL 60527.
Item 2.	Identity and Background
(a)
This Schedule 13D is being filed to reflect, among other things, that the reporting persons going forward shall be (1) PL Capital Advisors, LLC, a Delaware limited liability company and SEC registered investment adviser under the Investment Advisers Act of 1940 ("PL Capital Advisors"); (2) Richard J. Lashley, a managing member of PL Capital Advisors; and (3) John W. Palmer, a managing member of PL Capital Advisors (collectively, the "Reporting Persons"), as they are the only beneficial owners of shares of Common Stock under Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").  The other parties to the Initial Schedule 13D, as identified below, do not have the right to obtain voting or dispositive power over any of the shares of Common Stock within sixty days, and therefore they are not deemed to beneficially own the shares of Common Stock, pursuant to Rule 13d-3 of the Exchange Act.

•	Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund");
•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership ("Financial Edge Strategic");
•	PL Capital/Focused Fund, L.P., a Delaware limited partnership ("Focused Fund");
•	Goodbody/PL Capital, L.P., a Delaware limited partnership ("Goodbody/PL LP");
•	PL Capital, LLC, a Delaware limited liability company ("PL Capital") and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund;
•	Goodbody/PL Capital, LLC ("Goodbody/PL LLC"), a Delaware limited liability company and General Partner of Goodbody/PL LP;
•	Lashley Family 2011 Trust, a New Jersey irrevocable trust;
•	Beth Lashley, a citizen of the United States and the Beneficiary of the Lashley Family 2011 Trust;

CUSIP No. 06643P104	Page 6 of 11 Pages

•	Albernet OU, an Estonian company; and
•	Dr. Irving Smokler, a citizen of the United States and a Member of the Management Board and Principal of Albernet OU.
PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL L.P. and Focused Fund (collectively, the "Funds"), and has sole voting and dispositive power over the shares of Common Stock held by the Funds.  John W. Palmer and Richard J. Lashley, are Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC, and as Managing Members of PL Capital Advisors are deemed to share with PL Capital Advisors all voting and dispositive power over the shares of Common Stock held by the Funds.  Albernet OU and Mr. Smokler no longer hold any shares of Common Stock directly, and only hold shares of Common Stock indirectly through ownership of one or more of the Funds.  Mr. Lashley is the Trustee of the Lashley Family 2011 Trust and has sole voting and dispositive power over the shares of Common Stock held by the Trust.  Mr. Palmer holds shares of Common Stock in his own name over which he has sole voting and dispositive power.  As the other parties identified above are not beneficial owners of the shares of Common Stock under Rule 13d-3 of the Exchange Act, for the reasons discussed above, they will no longer be reflected as "reporting persons" for this Schedule 13D.
The joint filing agreement of the Reporting Persons and the other parties to the Initial Schedule 13D is attached as Exhibit 1 to the Initial Schedule 13D, as filed with the SEC on February 14, 2013.
(b)	The principal business address of the Reporting Persons is 750 Eleventh Street South, Suite 202, Naples, FL 34102.
(c)
The principal business of PL Capital Advisors is to serve as an investment manager or adviser to various investment partnerships and funds, including the Funds, and managed accounts (collectively, the "Clients").  The principal occupation of Messrs. Lashley and Palmer is investment management through their ownership and control over the affairs of PL Capital Advisors.  PL Capital Advisors has sole voting and dispositive power over the Common Stock held by the Clients, which is deemed shared with the two Managing Members of PL Capital Advisors, and the Clients do not have the right to acquire voting or dispositive power over the Common Stock within sixty days.

(d)-(e)
During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

(f)	Richard Lashley and John Palmer are citizens of the United States.

CUSIP No. 06643P104	Page 7 of 11 Pages
Item 3.	Source and Amount of Funds or Other Consideration
In aggregate, the Reporting Persons have voting and dispositive power over 987,549 shares of Common Stock of the Company acquired at an aggregate cost of $8,470,495.  The Clients hold 975,189 shares of Common Stock, Mr. Palmer holds 9,360 shares in his own name, including 1,525 shares that are held in an IRA, and the Lashley Family 2011 Trust holds 3,000 shares.
PL Capital Advisors does not own any shares of Common Stock directly but is deemed to beneficially own all of the shares of Common Stock held by the Clients.  PL Capital Advisors disclaims beneficial ownership of such Common Stock, except to the extent of its pecuniary interest therein.
From time to time, the Reporting Persons may have purchased or held Common Stock on margin provided by BNP Paribas Prime Brokerage Inc. ("BNP Paribas") or Goldman Sachs & Co. ("Goldman Sachs") on such firms' usual terms and conditions.  All or part of the shares of Common Stock owned by the Clients may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to the Clients.  Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the common stock reported herein.  Such indebtedness, if any, generally bears interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  Other than the foregoing margin arrangements, as of the date of this Schedule 13D, none of the Reporting Persons or accounts managed by the Reporting Persons have loans secured by Common Stock other than Financial Edge Strategic.
Item 4.	Purpose of Transaction
This is the Reporting Persons' fifth amendment to the Initial Schedule 13D.
The Reporting Persons own 6.0% of the Company in the aggregate, based upon the Company's aggregate outstanding shares as of February 8, 2019.  The Reporting Persons acquired the Common Stock because they believed the Common Stock was undervalued at the time of purchase.
On February 26, 2019, Mr. Palmer resigned as a member of the Board of Directors (the "Board") of BankFinancial.  Mr. Palmer's resignation was submitted in connection with an agreement that contemplates the Company's repurchase of 700,000 shares of the Company's common stock held by the Reporting Persons, as described in more detail below.
In connection with the resignation described above, on February 26, 2019, the Company entered into a Stock Purchase Agreement with the Funds.  Under the Stock Purchase Agreement, and subject to the terms and conditions set forth therein, the Funds agreed to sell to the Company 700,000 shares of the Company's common stock.
In addition, on February 26, 2019, the Company, on the one hand, and the Reporting Persons, the Funds, PL Capital, LLC, Goodbody/PL Capital, LLC, Lashley Family 2011 Trust, Albernet OU, Dr. Irving Smokler, and Beth Lashley (collectively, the "PL Capital Parties"), on the other hand, entered into an Amendment to Restated Standstill Agreement (the "Amendment to the Standstill Agreement").  Pursuant to the Amendment to the Standstill Agreement, the Company is no longer obligated to appoint or nominate Mr. Palmer to serve as a Director of the Company, and the other contractual arrangements that are presently in place under the Restated Standstill Agreement, dated April 21, 2017, among the Company and the PL Capital Parties, will terminate effective December 31, 2019.
The foregoing summary of the Stock Purchase Agreement and the Amendment to the Standstill Agreement is not complete and is subject to, and qualified in its entirety by the text of the Stock Purchase

CUSIP No. 06643P104	Page 8 of 11 Pages
Agreement, attached as Exhibit 4 hereto, and the Amendment to the Standstill Agreement, attached as Exhibit 5 hereto, and said Exhibits are incorporated herein by reference.  The Restated Standstill Agreement was previously filed as Exhibit 3 to Amendment 4 to the Initial Schedule 13D, as filed with the SEC on April 26, 2017.
Unless otherwise noted in this Schedule 13D, no Reporting Person has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.  The Reporting Persons may make further purchases of shares of Common Stock, although they have no present intention of increasing their aggregate holdings above 9.999% of the Company's outstanding Common Stock.  The Reporting Persons may dispose of any or all the shares of Common Stock which they hold on behalf of the Clients.
Item 5.	Interest in Securities of the Company
The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 16,457,672, reported as the number of outstanding shares as of February 8, 2019, in the Company's Annual Report on Form 10-K, as filed with the SEC on February 11, 2019.
PL Capital Advisors is the investment advisor to the Clients, and has sole voting and dispositive power over the shares of Common Stock held by the Funds.  Because Messrs. Palmer and Lashley are the Managing Members of PL Capital Advisors, the investment advisor to the Clients, they are deemed to share the voting and dispositive power over the shares of Common Stock managed by PL Capital Advisors on behalf of the Clients.  Mr. Lashley is the Trustee of the Lashley Family 2011 Trust and has sole voting and dispositive power over the shares of Common Stock held by the Trust.  Mr. Palmer holds shares of Common Stock in his own name over which he has sole voting and dispositive power.
PL Capital Advisors made transactions in the Common Stock on behalf of the Clients within the past 60 days as noted below.  Messrs. Palmer and Lashley did not have any transactions in the Common Stock other than the transactions effected by PL Capital Advisors on behalf of the Clients.
PL Capital Advisors Transactions Common Stock
(a)-(b)	See cover page.
(c)	On behalf of the Clients, PL Capital Advisors made the following sales or purchases of Common Stock in the past sixty days:

CUSIP No. 06643P104	Page 9 of 11 Pages

Trade Date	Number of Shares Purchased (Sold)	Price Per Share	Where and How Transaction Effected
February 1, 2019	45,019(1)	(1)	Private Transaction(1)
February 27, 2019	(700,000)	$15.36	Private Transaction with the Company (see above regarding Stock Purchase Agreement)

         (1) Dr. Smokler transferred the 45,019 shares he originally held through Albernet OU to the Financial Edge Fund, LP as a capital contribution.  The deemed price per share was $15.00, the then current market price.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

PL Capital Advisors is the investment advisor to the Clients.  Each of the Clients has granted to PL Capital Advisors the sole and exclusive authority to vote and dispose of the shares of Common Stock held on their behalf pursuant to a management agreement.  PL Capital Advisors is entitled to a fee for managing and advising these Clients, generally based upon a percentage of the Clients' capital.  Affiliates of PL Capital Advisors, including PL Capital, LLC and Goodbody/PL Capital LLC, serve as the general partner of various partnerships managed and advised by PL Capital Advisors, including the Funds.  For serving as the general partner of these partnerships, PL Capital Advisors' affiliates are entitled to an allocation of a portion of net profits, if any, generated by the partnerships.
Item 7.	Material to be Filed as Exhibits
Exhibit No.	Description
1	Joint Filing Agreement*
2	Standstill Agreement*
3	Restated Standstill Agreement*
4	Stock Purchase Agreement – Filed Herewith
5	Amendment to Restated Standstill Agreement – Filed Herewith
_________________________
*Previously filed.

CUSIP No. 06643P104	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2019

FINANCIAL EDGE FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
FINANCIAL EDGE-STRATEGIC FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
PL CAPITAL/FOCUSED FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
GOODBODY/PL CAPITAL, L.P. By: GOODBODY/PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member

CUSIP No. 06643P104	Page 11 of 11 Pages

GOODBODY/PL CAPITAL, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
PL CAPITAL ADVISORS, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
PL CAPITAL, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
LASHLEY FAMILY 2011 TRUST By: /s/ Beth Lashley Beth Lashley Trustee
ALBERNET OU By: /s/ Dr. Irving Smokler Dr. Irving Smokler

By: /s/ John W. Palmer John W. Palmer
By: /s/ Richard J. Lashley Richard J. Lashley